                                                                   Exhibit 12(a)
                           J. C. Penney Company, Inc.
                          and Consolidated Subsidiaries

       Computation of Ratios of Available Income to Combined Fixed Charges
                    and Preferred Stock Dividend Requirement

                                                            52 weeks ended
                                                    ----------------------------
                                                    Apr. 26,            Apr. 27,
($ Millions)                                          1997                1996
                                                    --------            --------

Income from continuing operations                   $  857                $1,256
      (before income taxes, before
      capitalized interest, but after
      preferred stock dividend)

Fixed charges

Interest (including capitalized
interest) on:

      Operating leases                                 110                   102
      Short term debt                                  127                   120
      Long term debt                                   341                   268
      Capital leases                                     7                     5
      Credit facility                                   19                     -
      Other, net                                         2                     1

                                                    ------                ------
Total fixed charges                                    606                   496

Preferred stock dividend, before taxes                  46                    48



Combined fixed charges and preferred                ------                ------
      stock dividend requirement                       652                   544

Total available income                              $1,509                $1,800
                                                    ======                ======

Ratio of available income to combined
      fixed charges and preferred stock
      dividend requirement                             2.3                   3.3
                                                    ======                ======


The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above.

The Company believes that, due to the seasonal nature of its business, ratios for a period of time other than a 52 week period are inappropriate.